# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marwynn Holdings, Inc., CIK 0002030522
CUSIP: 573863107
Title of class of securities: Shares of Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12 Chrysler Unit C, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001990397

## Reporting persons
- Yin Yan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 5,993,255; sole dispositive power 0; shared dispositive power 5,993,255; aggregate amount beneficially owned 5,993,255 (29.68% of the class)
  Comment: (1) Includes 5,993,255 shares of common stock held directly by Yin Yan. Percentage calculated based on 20,194,804 shares of common stock outstanding as of December 22, 2025, pursuant to the Prospectus filed by the registrant with the SEC on December 23, 2025. Does not include 135,000 shares of Series A Super Voting Preferred Stock ("SVPS") held by Yin Yan. Each share of common stock shall be entitled to one (1) vote, and each share of SVPS shall be entitled to one thousand (1,000) votes. SVPS are not convertible into common stock and may be redeemed by the Issuer at par value at the option of the holder.
- Fulai Wang: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 5,993,255; sole dispositive power 0; shared dispositive power 5,993,255; aggregate amount beneficially owned 5,993,255 (29.68% of the class)
  Comment: (1) Includes 5,993,255 shares of common stock held by his spouse Yin Yan, over which Fulai Wang may be deemed to have beneficial ownership. Percentage calculated based on 20,194,804 shares of common stock outstanding as of December 22, 2025, pursuant to the Prospectus filed by the registrant with the SEC on December 23, 2025. Does not include 135,000 shares of Series A Super Voting Preferred Stock ("SVPS") held by Yin Yan. Each share of common stock shall be entitled to one (1) vote, and each share of SVPS shall be entitled to one thousand (1,000) votes. SVPS are not convertible into common stock and may be redeemed by the Issuer at par value at the option of the holder.

## Item 1. Issuer
Name of issuer: Marwynn Holdings, Inc.
Address of issuer's principal executive offices: 12 Chrysler Unit C, Irvine, CA 92618

## Item 2. Person Filing
Name of person filing: This statement is being filed on behalf of each of the following persons (each, a "Reporting Person" and, collectively, the "Reporting Persons"): (1) Yin Yan and (2) Fulai Wang
Address of principal business office or, if none, residence: c/o MARWYNN HOLDINGS, INC. 12 Chrysler Unit C, Irvine, CA 92618
Citizenship: Yin Yan - United States of America Fulai Wang - United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Yin Yan 5,993,255 / Fulai Wang 5,993,255 (i) Includes 5,993,255 shares of common stock held by his spouse Yin Yan over which Fulai Wang may be deemed to have beneficial ownership. Fulai Wang and Yin Yan, as husband and wife.
Percent of class: Yin Yan 29.68 % / Fulai Wang 29.68%( (i) Percentage calculated based on 20,194,804 shares of common stock outstanding as of December 22, 2025, pursuant to the Prospectus filed by the registrant with the SEC on December 23, 2025. Does not include 135,000 shares of Series A Super Voting Preferred Stock ("SVPS") held by Yin Yan. Each share of common stock shall be entitled to one (1) vote, and each share of SVPS shall be entitled to one thousand (1,000) votes. SVPS are not convertible into common stock and may be redeemed by the Issuer at par value at the option of the holder.
Sole power to vote or to direct the vote: Yin Yan 0 / Fulai Wang 0
Shared power to vote or to direct the vote: Yin Yan 5,993,255 / Fulai Wang 5,993,255 (i) Includes 5,993,255 shares of common stock held by his spouse Yin Yan over which Fulai Wang may be deemed to have beneficial ownership. Fulai Wang and Yin Yan, as husband and wife.
Sole power to dispose or to direct the disposition: Yin Yan 0 / Fulai Wang 0
Shared power to dispose or to direct the disposition: Yin Yan 5,993,255 / Fulai Wang 5,993,255 (i) Includes 5,993,255 shares of common stock held by his spouse Yin Yan over which Fulai Wang may be deemed to have beneficial ownership. Fulai Wang and Yin Yan, as husband and wife.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Fulai Wang and Yin Yan are husband and wife.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A Joint Filing Agreement, dated as of May 2, 2025, by and between Yin Yan and Fulai Wang.

## Signatures
- Yin Yan: /s/ Yin Yan, Yin Yan (02/11/2026)
- Fulai Wang: /s/ Fulai Wang, Fulai Wang (02/11/2026)